210 Littleton Road

Westford, MA 01886

August 9, 2005

VIA EDGAR

Kari Jin, Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	MatrixOne, Inc.

Item 4.02 Form 8-K

Filed August 3, 2005

File No. 000-29309

Dear Ms. Jin:

We have set forth below our response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in a letter dated August 4, 2005 (the “Comment Letter”) from Kari Jin, Staff Accountant of the SEC, to Gary D. Hall, Senior Vice President, Chief Financial Officer and Treasurer of MatrixOne, Inc. (the “Company”). The Comment Letter relates to the Form 8-K (File No. 000-29309) (the “Original Form 8-K”) filed by the Company with the SEC on August 3, 2005.

The Company has prepared an amendment to the Form 8-K (the “Revised Form 8-K”), being filed with the SEC by electronic submission concurrently with this letter, to respond to the following comment of the Staff. For your convenience, the Company is also providing you supplementally with a copy of the Revised Form 8-K marked to show the changes made to the Original Form 8-K.

Form 8-K filed August 3,2005

1. Comment: Please amend your report to include the time frame for filing restatements. Refer to Item 4.02(a) of Form 8-K.

Response: In response to the Staff’s comment and pursuant to subsequent conversations between the Staff and the Company’s outside legal counsel, the Company has revised the disclosure in the Item 4.02 of the Original Form 8-K.

Your prompt attention to this filing would be greatly appreciated. If you require additional information, please do not hesitate to contact David A. Westenberg of Wilmer Cutler Pickering Hale and Dorr LLP at (617) 526-6626.

Very truly yours,

MATRIXONE, INC.

By:	/s/ Gary D. Hall
Gary D. Hall
Senior Vice President, Chief Financial Officer and Treasurer

cc:	David A. Westenberg, Esq.